Exhibit 12.1
ALLIS-CHALMERS ENERGY INC AND SUBSIDIARIES
Calculation of Ratio of Earnings to Fixed Charges

									Nine Months Ended
	Year Ended December 31,								September 30,
	2001		2002		2003	2004	2005		2006

Earnings
Net income before minority interest and income taxes	(2,273)		(3,699)		3,640	1,723	9,007		17,099

Fixed Charges
Interest and debt expense (a)	869		2,549		3,000	3,624	4,740		12,828
Interest portion of rent expense (b)	9		30		37	58	99		105

Fixed Charges	878		2,579		3,037	3,682	4,839		12,933

Adjusted Earnings	(1,395)		(1,120)		6,677	5,405	13,846		30,032

Ratio of Earnings to fixed charges	(1.6	)x	(0.4	)x	2.2x	1.5x	2.9	x	2.3	x

(a)	Interest expense includes interest expense on debt and amortization of deferred finance costs and debt discount.

(b)	Interest portion of rent expense represents the portion of rental expense which we estimate as an interest component.